SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                -----------------

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 TVI CORPORATION
             (Exact name of registrant as specified in its charter)

         Maryland                                                52-1085536
(State or other jurisdiction of                               (I.R.S. Employer
       incorporation)                                        Identification No.)


7100 Holladay Tyler Road, Glenn Dale, MD                           20769

(Address of principal executive offices)                        (Zip Code)


If  this  form  relates  to  the                If  this  form  relates  to  the
registration  of a class of debt                registration  of a class of debt
securities and is effective upon                securities   and  is  to  become
filing   pursuant   to   General                effective   simultaneously  with
Instruction A(c)(1) please check                the     effectiveness    of    a
the following box. |_|                          concurrent          registration
                                                statement  under the  Securities
                                                Act of 1933  pursuant to General
                                                Instruction A(c)(2) please check
                                                the following box. |_|


Securities registered pursuant to Section 12(b) of the Act:

Title of each class                               Name of each exchange on which
to be so registered                               each class is to be registered
-------------------                               ------------------------------
       None                                                    None

Securities to be registered pursuant to Section 12(g) of the Act:

                         Preferred Share Purchase Rights
                         -------------------------------
                                (Title of Class)

Item 1.  Description of Registrant's Securities to be Registered.
         --------------------------------------------------------

          On December 2, 2003, the Board of Directors of TVI Corporation (the "Company") adopted a Stockholder Rights Plan (the "Rights Plan").

         In connection with the Rights Plan, the Board of Directors of the Company executed the Stockholder Rights Agreement by and between the Company and Securities Transfer Corporation (the "Rights Agent"), dated as of December 2, 2003 (the "Rights Agreement"), and declared a dividend of one preferred share purchase right (the "Rights") for each outstanding share of common stock, par value $.01 per share (the "Common Shares"), of the Company outstanding at the close of business on December 3, 2003 (the "Record Date"). Each Right will entitle the registered holder thereof, after the Rights become exercisable and until 10 years after the effective date of the Rights Agreement (or the earlier redemption, exchange or termination of the Rights), to purchase from the Company one one-hundredth (1/100th) of a share of Series A Preferred Stock, par value $0.01 per share (the "Preferred Shares"), at a price of $6.00 per one one-hundredth (1/100th) of a Preferred Share, subject to certain anti-dilution adjustments (the "Purchase Price"). Until the earlier to occur of: (i) ten (10) days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the Common Shares (an "Acquiring Person"); or (ii) ten (10) business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the Common Shares (the earlier of (i) and (ii) being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate. The Rights will be transferred with and only with the Common Shares until the Distribution Date or earlier redemption or expiration of the Rights. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights. The Rights will at no time have any voting rights.

         Each Preferred Share purchasable upon exercise of the Rights will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of $1.00 per share but, if greater, will be entitled to an aggregate dividend of 100 times any dividend declared per Common Share. In the event of liquidation, dissolution or winding up of the Company, the holders of the Preferred Shares will be entitled to a preferential liquidation payment of $100 per share plus any accrued but unpaid dividends but will be entitled to an aggregate payment of 100 times the payment made per Common Share; thereafter, and after the holders of the Common Stock receive a liquidation payment of $1.00 per share (as adjusted), the holders of the Preferred Shares and the holders of the Common Shares will share the remaining assets in the ratio of 100 to 1 (as adjusted) for each Preferred Share and share of Common Stock so held,




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

respectively. Each Preferred Share will have 100 votes and will vote together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. Preferred Shares will not be redeemable. The Rights are protected by customary anti-dilution provisions. Because of the nature of a Preferred Share's dividend, liquidation and voting rights, the value of one one-hundredth of a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

         In the event that a Person becomes an Acquiring Person or if the Company were the surviving corporation in a merger with an Acquiring Person or any affiliate or associate of an Acquiring Person where the Common Shares were changed or exchanged, each holder of a Right (other than Rights that are or were acquired or beneficially owned by the Acquiring Person, which Rights will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the then-current Purchase Price of one Right. In the event that, after a person has become an Acquiring Person, the Company were acquired in a merger or other business combination transaction or more than 50% of its assets or earning power were sold, proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then-current Purchase Price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the then-current Purchase Price of one Right. At any time after a Person becomes an Acquiring Person and prior to the acquisition by such Acquiring Person of 50% or more of the then outstanding Common Shares, the Board of Directors may cause the Company to exchange the Rights (other than Rights owned by an Acquiring Person which have become void), in whole or in part, for Common Shares at an exchange rate of one Common Share per Right (subject to adjustment).

         The Rights may be redeemed in whole, but not in part, at a price of $.01 per Right (the "Redemption Price") by the Board of Directors at any time prior to the time that an Acquiring Person has become such. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price for each Right so held.

         The Rights will expire on December 1, 2013 (unless earlier redeemed, exchanged or terminated). The Company's existing transfer agent, Securities Transfer Corporation, is the Rights Agent.

         The Purchase Price payable, and the number of one one-hundredths of a Preferred Share or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution: (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares; (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares or convertible securities at less than the current market price of the Preferred Shares; and/or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness, cash, securities or assets (excluding regular periodic cash dividends) or of subscription rights or warrants (other than those referred to above).


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

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company beyond those as an existing stockholder, including, without limitation, the right to vote or to receive dividends.

         Any of the provisions of the Rights Agreement may be amended or supplemented by the Board of Directors of the Company before the Distribution Date, and after the Distribution Date, the Company generally may amend or supplement the Rights Agreement in any manner that does not adversely affect the interests of the holder of the Rights (other than an Acquiring Person); provided that, the Rights Agreement may not be or amended to lengthen: (i) a time period relating to when the Rights may be redeemed at such time as the Rights are not then redeemable, or (ii) any other time period unless such lengthening is for the purpose of protecting, enhancing or clarifying the rights of the holders of Rights.

         One Right will be distributed to stockholders of the Company for each Common Share owned of record by them on December 3, 2003. As long as the Rights are attached to the Common Shares, the Company will issue one Right with each new Common Share so that all such shares will have attached Rights. The Company has agreed that, from and after the Distribution Date, the Company will reserve that number of Preferred Shares sufficient to permit the exercise in full of all of the outstanding Rights.

         The  rights  are   designed  to  assure  that  all  of  the   Company's
stockholders receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against partial tender offers, open market accumulations and other abusive tactics to gain control of the Company without paying all stockholders a control premium. The Rights will cause substantial dilution to a person or group that acquires 15% or more of the Company's stock on terms not approved by the Company's Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors at any time prior to the first date that a Person or group has become an Acquiring Person.

         The Rights Agreement (which includes as Exhibit A the forms of Rights Certificate and Election to Exercise) is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to the Rights Agreement and the exhibits thereto.






















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


Item 2.  Exhibits.
         --------

Exhibit No.       Description

    1. Stockholder Rights Agreement dated as of December 2, 2003 between TVI Corporation and Securities Transfer Corporation, as Rights Agent incorporated by reference from Exhibit 4.1 of the Current Report on Form 8-K, dated December 4, 2003.

    2. Form of Articles Supplementary with respect to the Class A Preferred Stock, included as Exhibit A to the Rights Agreement. Incorporated by reference from Exhibit 4.1 of the Current Report on Form 8-K, dated December 4, 2003.

    3. Form of Rights Certificate and of Election to Exercise, included as Exhibit B to the Rights Agreement. Incorporated by reference from Exhibit 4.1 of the Current Report on Form 8-K, dated December 4, 2003.



































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


                                    SIGNATURE


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                            TVI CORPORATION



                            By: /s/RICHARD V. PRIDDY
                                --------------------
                                Richard V. Priddy
                                President and CEO



Date:    December 10, 2003
































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


                                  EXHIBIT INDEX



Exhibit No.       Description

    1. Stockholder Rights Agreement dated as of December 2, 2003 between TVI Corporation and Securities Transfer Corporation, as Rights Agent incorporated by reference from Exhibit 4.1 of the Current Report on Form 8-K, dated December 4, 2003.

    2. Form of Articles Supplementary with respect to the Class A Preferred Stock, included as Exhibit A to the Rights Agreement. Incorporated by reference from Exhibit 4.1 of the Current Report on Form 8-K, dated December 4, 2003.

    3. Form of Rights Certificate and of Election to Exercise, included as Exhibit B to the Rights Agreement. Incorporated by reference from Exhibit 4.1 of the Current Report on Form 8-K, dated December 4, 2003.




























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